

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
James P. Torgerson
President and Chief Executive Officer
UIL Holdings Corporation
157 Church Street
New Haven, CT 06506

> **Re:** **UIL Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 001-15052**

Dear Mr. Torgerson:

We have reviewed your response dated September 10, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 35

1. We note your response to comment 1 in our letter dated August 30, 2013, within which you state the increases in accounts receivable and unbilled revenues in 2012 are directly correlated to increases in sales as compared to 2011, and that these fluctuations and related explanations are disclosed on pages 44 and 45. You disclose on page 44 that from 2011 to 2012, "UI's operating revenue decreased by $14.2 million," representing your electric distribution and transmission, and you disclose on page 45 that from 2011 to

2012 the "Gas Companies' operating revenue decreased by $69.4 million." Please tell us why you believe your disclosures on pages 44 and 45 are consistent with the third paragraph of your response.

Furthermore, we note the aggregate increase of accounts receivable and unbilled revenues from December 31, 2011 to 2012 based on your consolidated balance sheet on page 52 is $62.3 million, or a 24.7% increase. Given the significant increase in accounts receivable and unbilled revenues despite a decrease in revenue, we are reissuing the portion of our comment requesting a more detailed analysis of the underlying reasons for changes in these accounts. As you state in your response that collectability is not a reason for the variances, please tell us the factors driving this increase, such as the impact, if any, of sales activity during months leading up to the reporting date, along with supporting financial and non-financial information.

Financial Covenants, page 37

2. We note your response to comment 2 in our letter dated August 30, 2013. Please also revise to disclose the amount of restricted net assets as of the end of your most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

Item 8. Financial Statements and Supplementary Data

Note (A). Statement of Accounting Policies

Regulatory Accounting, page 62

3. We note your response to comment 10 in our letter dated August 30, 2013, and are reissuing our comment. Please revise to disclose the nature and amount of any regulatory assets not earning a return as required by ASC 980-340-50-1.

Stock-Based Compensation, page 64

4. We note your response to comment 11 in our letter dated August 30, 2013. You disclose certain grant and forfeiture activity occurring during fiscal year 2012 related to performance shares and restricted stock on page 65, as well as similar activity occurring during fiscal year 2011 on page 65 of your Form 10-K for the fiscal year ended December 31, 2011. As you granted share awards during current and prior periods, it would appear that awards are outstanding as of December 31, 2012 and 2011. Please tell us where you have included all of the balance and activity related disclosures for non-stock options awards required by ASC 718-10-50-2(c)(2).

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief